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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Pro Business Service, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

742674 10 4

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 742674 10 4

1.	Name of Reporting Person: Thomas H. Sinton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,949,344(1)

		6.	Shared Voting Power: 1,483,368

		7.	Sole Dispositive Power: 1,949,344(1)

		8.	Shared Dispositive Power: 1,483,368

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,432,712

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 742674 10 4

1.	Name of Reporting Person: Jane N. Sinton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 66,452(2)

		6.	Shared Voting Power: 1,483,368

		7.	Sole Dispositive Power: 66,452(2)

		8.	Shared Dispositive Power: 1,483,368(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,549,820

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
PROBUSINESS SERVICES, INC.
	(b)	Address of Issuer's Principal Executive Offices:
4125 Hopyard Road, Pleasanton, CA 94588

Item 2.
	(a)	Name of Person Filing:
Thomas H. Sinton and Jane N. Sinton
	(b)	Address of Principal Business Office or, if none, Residence:
4125 Hopyard Road, Pleasanton, CA 94588
	(c)	Citizenship:
USA
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
762674 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
	(a)	Amount beneficially owned:
THOMAS H. SINTON 3,432,712(3) JANE N. SINTON 1,549,820 (4)
	(b)	Percent of class:
THOMAS H. SINTON 12.0% JANE N. SINTON 5.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
THOMAS H. SINTON 1,949,344(1)(5) JANE N. SINTON 66,452(2),(5)
(ii) Shared power to vote or to direct the vote:
THOMAS H. SINTON 1,483,368(6) JANE N. SINTON 1,483,368(6)
(iii) Sole power to dispose or to direct the disposition of:
THOMAS H. SINTON 1,949,344(1),(5) JANE N. SINTON 66,452(2),(5)
(iv) Shared power to dispose or to direct the disposition of:
THOMAS H. SINTON 1,483,368(6) JANE N. SINTON 1,483,368(6)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

13G

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Thomas H. Sinton
Name:	Thomas H. Sinton
Title:

(Individually)

/s/ Jane N. Sinton
Name:	Jane N. Sinton
Title:

Footnotes:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

(1) ProBusiness entered into an Agreement and Plan of Merger dated January 5, 2003 (the “Merger Agreement”), with Automatic Data Processing, Inc. (“ADP”) and ADP Merger Corp. (“Merger Sub”), pursuant to which ProBusiness agreed to the merger of Merger Sub with and into ProBusiness (the “Merger”). Mr. Sinton entered into a Stockholder Support Agreement, dated January 5, 2003 with ADP, pursuant to which Mr. Sinton agreed, among other things, to vote (and grant a proxy to the officers of ADP to vote) all of the shares of capital stock registered in the name of or beneficially owned by Mr. Sinton (i) in favor of the approval of the Merger and the adoption of the Merger Agreement and the Transactions contemplated by the Merger Agreement and (ii) against any other acquisition proposal.

(2) Mrs. Sinton entered into a Stockholder Support Agreement, dated January 5, 2003 with ADP, pursuant to which Mrs. Sinton agreed, among other things, to vote (and grant a proxy to the officers of ADP to vote) all of the shares of capital stock registered in the name of or beneficially owned by Mrs. Sinton (i) in favor of the approval of the Merger and the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against any other acquisition proposal.

(3) Includes 151,770 shares held by Thomas H. Sinton in his name only, 185,729 shares of Common Stock issuable upon exercise of options held by Mr. Sinton that will be vested within 60 days of 12/31/02, 1,483,368 shares held by Thomas and Jane Sinton as community property, 942,897 shares held by the Thomas H. Sinton and Jane N. Sinton 1989 Irrevocable Trust of which Thomas H. Sinton is trustee, which is for the benefit of the Sintons’ children and 168,948 shares held by the Silas D. Sinton Trust Estate of which Thomas H. Sinton is trustee, which is for the benefit of his father. Also includes 500,000 of the 1,000,000 shares held by InterPro Holdings, LLC, of which Mr. Sinton is a member. Mr. Sinton has the right to designate 50% of the Board of Managers of InterPro Holdings, LLC.

(4) Includes 50,502 shares held by Jane N. Sinton as custodian for the Sintons’ children, 1,483,368 shares held by Thomas H. and Jane N. Sinton as community property, and 15,950 shares held by the Lee Allen Nibley Trust of which Jane N. Sinton is trustee and which is for the benefit of Jane N. Sinton.

(5) Excludes shares held as community property.

(6) Includes only shares held as community property.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

13G

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     THE UNDERSIGNED HEREBY agree to file with the Securities and Exchange Commission a joint Schedule 13G/A on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of ProBusiness Services, Inc.

February 14, 2003 Date

/s/ Thomas H. Sinton Signature

Thomas H. Sinton Name/Title

February 14, 2003 Date

/s/ Jane N. Sinton Signature

Jane N. Sinton Name/Title